SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
CRAFT BREW ALLIANCE, INC.
(Name of Issuer)
Common Stock, Par Value $0.005 Per Share
(Title of Class of Securities)
224122 10 1
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☑ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 224122 10 1	Page 2 of 6 pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) Kurt R. Widmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 784,789
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 784,789
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,789 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1 percent
12	TYPE OF REPORTING PERSON IN

CUSIP No. 224122 10 1	Page 3 of 6 pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) Ann G. Widmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 784,789
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 784,789
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,789 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1 percent
12	TYPE OF REPORTING PERSON IN

CUSIP No. 224122 10 1	Page 4 of 6 pages

Item 1(a)	Name of Issuer:
Craft Brew Alliance, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
929 North Russell Street
Portland, Oregon 97227

Item 2(a)	Name of Persons Filing:
Kurt R. Widmer
Ann G. Widmer

Item 2(b)	Address of Principal Business Office or, if None, Residence:
929 North Russell Street
Portland, Oregon 97227

Item 2(c)	Citizenship:
United States

Item 2(d)	Title of Class of Securities:
Common Stock, $0.005 par value

Item 2(e)	CUSIP Number:
224122 10 1

Item 3	Not applicable

Item 4	Ownership
The following information is as of December 31, 2016:

(a)	Amount Beneficially Owned:
784,789 shares

(b)	Percent of Class:
4.1 percent (based on 19,261,245 shares outstanding on December 31, 2016)

CUSIP No. 224122 10 1	Page 5 of 6 pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 784,789

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 784,789

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of five percent of the class of securities, check the following ☑.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
The members of the group filing this schedule under Rule 13d-1 (c) are Kurt R. Widmer and Ann G. Widmer.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 224122 10 1	Page 6 of 6 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 17, 2017
(Date)

/s/ Kurt R. Widmer
(Signature)

Kurt R. Widmer
(Name)

/s/ Ann G. Widmer
(Signature)

Ann G. Widmer
(Name)

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 USC 1001).